EXHIBIT 1

Danaos Corporation Delivers Letter to Eagle Bulk Shipping Board of Directors

06/26/2023

Details Serious Concern with the Board’s Decision to Effect a Debt-Financed Share Repurchase and Institute a Poison Pill

Believes that the Board’s Recent Decisions Expose Shareholders to Unnecessary Financial and Strategic Risks

Contends the Board’s Decisions do not Benefit All Shareholders

NEW YORK--(BUSINESS WIRE)-- Danaos Corporation (“Danaos,” “we,” or “us”) (NYSE:DAC), one of the world’s largest independent owners of containerships and the largest shareholder of Eagle Bulk Shipping, Inc. (the “Company” or “Eagle Bulk”) (NYSE:EGLE) with ownership of approximately 16.7% of the outstanding shares, has issued a letter to the Board of Directors of Eagle Bulk (the “Board”) in response to the Company’s repurchase of Oaktree Capital’s (“Oaktree”) 28% stake in the Company and unilateral adoption of a poison pill.

The full text of the letter issued to the Board follows:

A LETTER TO THE BOARD OF DIRECTORS OF EAGLE BULK SHIPPING, INC. (EGLE)

June 26, 2023

Dear Members of the Board,

Danaos Corporation (“Danaos” or “we”) is the largest shareholder of Eagle Bulk Shipping, Inc. (“Eagle Bulk”, “EGLE”, or the “Company”), maintaining a 16.7% equity stake in the Company. As you are likely aware, we are one of the largest independent owners of modern, large-size containerships, chartering our fleet to many of the world’s largest liner companies, and have been operating in the maritime sector for over 50 years. Before making our initial investment in the Company, we approached its management and conveyed that our intention was to invest in the Company in the open market and that a key consideration in our investment in the Company was its sound track record in corporate governance. We indicated our desire to work collaboratively and constructively with the Board and believed that our intention was reciprocated.

We were therefore surprised to see the announcement of the Company’s recent repurchase of Oaktree Capital’s (“Oaktree”) entire 28% stake in the Company at nearly a 35% premium to the Company’s 45-day average share price and its decision to adopt a poison pill without seeking prior shareholder approval. It goes without saying, these transactions fundamentally alter the makeup of the Company. As a result of the repurchase of Oaktree’s shares, there are 9,283,499 common shares outstanding and we now own 16.7% of the Company’s shares, an increase from the approximately 11.3% we purchased in open market transactions. Additionally, we are now prohibited from purchasing any additional shares without triggering the Company’s recently adopted poison pill. Since these actions were taken by the Board, Eagle Bulk shares have declined by nearly 6%, which appears to provide a preliminary assessment of the market’s reaction. We are concerned with these recent developments and are seeking clarification to the following questions from the Board:

1. How Does Repurchasing $219 million repurchase of Oaktree’s stake protect all shareholders from disruption?

In the Company’s June 22, 2023 press release, Chairman Paul Leand stated that the repurchase of Oaktree’s stake “ensures that [Eagle Bulk] shareholders maintain the opportunity to realize the value of their investment . . . and eliminates any potential disruption resulting from the sale of [Oaktree’s 28% stake] in the Company.” Implicit in the Company’s rationale for engaging in the share purchase at the $58 per share price is the possibility that Oaktree might indiscriminately sell its stake in Company in the open market, negatively impacting the Company’s share price. Accordingly, the Company is seemingly providing justification for using all means at its discretion to repurchase Oaktree’s large holdings, including increasing its debt burden and repurchasing shares at a significant premium to the prevailing market price. It is not clear, however, that a credible threat warranting such a drastic response existed. In particular, if Oaktree truly wanted to sell out of its position at the Company, it would have likely had to do so at a materially lower price than the 45-day moving average price of approximately $43.04. This would clearly not be in the best interests of Oaktree.

Oaktree materially benefited by selling its significant stake at a nearly 35% premium to Eagle’s 45-day average share price. We struggle to understand how the Company’s decision to repurchase Oaktree’s shares benefits all Eagle Bulk shareholders and question whether the decisions taken by the Company were the most effective, considered, or beneficial route for all shareholders. Rather, we are concerned that the share repurchase and preferential treatment afforded to Oaktree exposed Eagle Bulk’s remaining shareholders to unnecessary strategic and financial risk. Indeed, the risk to finance the repurchase with debt is shared by the Company’s remaining shareholders.

2. How did the Board determine the fairness of the $58 per share price offered to Oaktree and why weren’t other shareholders afforded the same opportunity to tender their shares at that price?

We struggle to understand why the Board engaged in this private transaction when it could have pursued more egalitarian methods, such as a tender offer directed towards all shareholders. Since the start of 2017, the Company’s shares have traded above $58 for a total of 90 days, or just 5.5% of total trading days. It seems inherently unfair to us that the Company’s remaining shareholders were not given the same opportunity to tender their shares at the elevated price while simultaneously bearing the burdens of financing the share repurchase.

While the Board justifies the significant premium paid to Oaktree by stating that the purchase price represented a discount to NAV, there seems to a significant difference between the fair market value of the Company’s fleet, as calculated by two third-party brokers as of June 12, 2023, and the GAAP value ascribed to the fleet by the Company as of March 31, 2023. This is particularly notable as the Company’s benchmark Baltic Supramax Index has declined significantly since March 31, 2023 and quoted vessel values have declined as well.

3. What is the true rationale for adopting the poison pill and how does it protect Eagle Bulk shareholders?

The Company described the implementation of the poison pill as reducing “…the likelihood that any person or group gains control of the Company through open market accumulation, or other abusive tactics potentially disadvantaging the interests of all shareholders, without paying all shareholders an appropriate control premium or providing the Company’s Board of Directors sufficient time to make informed decisions in the best interest of all shareholders.”

To our knowledge, we are the only shareholder that is now effectively prohibited from purchasing any additional shares. Again, our intention has only been to work collaboratively and constructively with the Board and Eagle Bulk management. We informed management of our intentions before purchasing our shares in the open market. Perhaps the Board could elaborate on how an open market purchase followed by a prompt 13G filing constitutes an abusive tactic especially in light of the Board’s preferential deal with Oaktree?

We struggle to see how the poison pill truly accomplishes the Company’s stated goal of avoiding “abusive tactics” and are concerned with where the share repurchase and poison pill leave us as well as the Company’s other remaining shareholders. To this point, we note that it is also peculiar that the Board is only now adopting this poison pill (which is triggered at 15%) given the fact that Oaktree was long permitted to maintain its significant 28% stake without a similarly threatening response from the Board. Oaktree is a $164 billion enterprise with control positions in multiple public shipping companies. They have the knowledge and means to acquire the Company, but no poison pill was in place to prevent them from doing so.

Finally, a less obvious but equally harmful consequence of the poison pill is the limitation it places on the rights of the remaining Eagle Bulk shareholders by limiting their ability to communicate openly about their investments in the Company. For example, the poison pill precludes us from having productive discussions with other Eagle Bulk shareholders regarding the significant value that could be unlocked over the fear that our conversations with potentially like-minded Eagle Bulk shareholders will trigger the poison pill’s dilution provisions. Given our extensive knowledge of the shipping industry, we feel that we must be able to communicate our views with the Company’s shareholders at large to facilitate growth in shareholder value. The Board’s defensive measure to adopt the poison pill without seeking the prior approval of shareholders raises the question of whether the Board is truly acting in the best interests of stockholders. We can’t buy more stock, and the Company seeks to curtail our ability to share our opinions absent a public forum.

Conclusion

As Eagle Bulk’s current largest shareholder, we have a strong vested interest in seeing the Company enhance long-term shareholder value and believe that we have a duty to speak up when we think the Board and/or management may be acting outside the best interests of all shareholders. Accordingly, we are committed to working constructively with the Board to identify balanced, well-considered, and effective methods to enhance shareholder value on behalf of all shareholders. We look forward to constructive engagement with the Board on moving the Company forward in a positive direction.

Sincerely,

Danaos Corporation

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 68 containerships aggregating 421,293 TEU and 10 under construction containerships aggregating 74,914 TEU ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world's largest liner companies on fixed-rate charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation's shares trade on the New York Stock Exchange under the symbol "DAC".

Cautionary Statements

Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words and specifically include statements relating to future financial performance and shareholder value. Forward-looking statements are aspirational and are not guarantees or promises that such expectations, plans, or goals will be met. They are also subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking or other statements, except as required by law and notwithstanding any historical practice of doing so.

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
Athens, Greece
+30 210 419 6480
cfo@danaos.com

Iraklis Prokopakis
Senior Vice President and Chief Operating Officer
Danaos Corporation
Athens, Greece
+30 210 419 6400
coo@danaos.com

Investor Relations and Financial Media
Rose & Company
New York
212-359-2228
danaos@rosecoglobal.com

Source: Danaos Corporation